EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

December 22, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO ANNOUNCES APPOINTMENT OF A NEW DIRECTOR

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; GV6: FSE; "Avino" or "the Company") is pleased to announce the appointment of Mr. Ross Glanville to the Board of Directors.

Mr. Glanville has almost forty-five years of mining and exploration/development experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines.  He worked at various mine sites with a major mining company, and subsequently became Vice President of Wright Engineers Limited (since acquired by Fluor Corporation) and then President of Giant Bay Resources Ltd.  Mr. Glanville has been a director and founder of a number of exploration, development, and mining companies, and is currently a director of two mining companies and two exploration companies.

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.).  In 1974, he obtained a Master of Business Administration degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the natural resource industry.

Mr. Glanville has prepared more than 200 fairness opinions for mergers, amalgamations, and acquisitions of public and private companies.  These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, energy companies, and others. He has also valued more than four hundred mining and exploration companies/projects in Canada, the U.S.A., Australia, and Mexico, as well as over two hundred in many other areas of the world, including Africa, South America, Europe, and Asia.  He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, NYSE-MKT, and the TSX Venture Exchange) and has served on the boards of directors of five companies with producing mines.  Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K.  He has written several articles and given many presentations related to valuations of exploration and mining companies.

Corporate Development

Avino also reports that Mr. Andrew Kaplan is stepping off the board and will take on a more active day to day role as the Company’s capital market strategist.  Mr. Kaplan’s new role will focus on enhancing Avino’s profile in the financial markets. Mr. Kaplan will be providing long term capital market strategy and will provide support for budgets, M&A, new capital initiatives and special projects.

Mr. Kaplan joined Avino’s board in 2011 and has played an instrumental role in developing relationships with key financial institutions that have financed the Company’s growth over the last few years. Mr. Kaplan is a graduate of the University of Hartford having a major in Finance and Insurance.  He is a founder of A to B Capital Management, and manages the A to B Capital Special Situations Fund, LP which was launched on January 1, 2009.  The fund invests in the small cap sector through private, pre-public and publicly traded companies.  In addition, for the past 16 years he has been a Vice President of Barry Kaplan Associates (“BKA”), a leading financial public relations firm representing both public and private companies in the US, Canada and abroad.  Prior to working at BKA, he gained six years of Wall Street experience working at Lehman Brothers and Merrill Lynch where he was involved in deal structuring, mergers and acquisitions, and trading.

Stock Option Grant

The Company further announces that it has granted an aggregate of 180,000 incentive stock options under its stock option plan to its directors, officers, employees and consultants. The stock options are exercisable for up to five years at a price of $1.90 per share exercisable on or before December 22, 2019.

The stock options are not transferrable and will be subject to a four-month hold period from the date of grant and any applicable regulatory acceptance.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.